UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-08322

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V.

(Exact name of registrant as specified in its charter)

Montes Urales 625

Lomas de Chapultepec

11000 Mexico, D.F.

México

(5255) 9178-5686

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Senior Notes due 2016

2.35% Senior Notes due 2020

3.00% Senior Notes due 2023

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certificate or notice date:

Floating Rate Senior Notes due 2016	10
2.35% Senior Notes due 2020	24
3.00% Senior Notes due 2023	14

Pursuant to the requirements of the Securities Exchange Act of 1934, Kansas City Southern de México, S.A. de C.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KANSAS CITY SOUTHERN DE MÉXICO, S.A. DE C.V.

Date: January 7, 2016	By:	/s/ Michael W. Upchurch
Michael W. Upchurch
Chief Financial Officer